UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Tarena International, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

Moocon Education Limited

c/o 6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District, Beijing 100011

People’s Republic of China

+86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 8 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”), Techedu Limited (“Techedu”), and Moocon Education Limited (“Moocon”, and collectively with Mr. Han, Connion, Learningon and Techedu, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017, Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018, Amendment No. 4 to the Original Schedule 13D filed on October 15, 2019, Amendment No. 5 to the Original Schedule 13D filed on December 11, 2020, Amendment No. 6 to the Original Schedule 13D filed on January 21, 2021, and Amendment No. 7 to the Original Schedule 13D filed on May 3, 2021 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 8 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu and Moocon) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,334,192(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,334,192 (1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,334,192 (1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2% of the Class A Ordinary Shares(2) (or 30.2% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 67.3% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 7,206,059 Class B Ordinary Shares held by Learningon, (ii) 1,152,183 Class A Ordinary Shares held by Techedu, (iii) 2,000,000 Class A Ordinary Shares held by Moocon, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon, (vi) 415,000 Class A Ordinary Shares held by Mr. Han, and (vii) 773,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of November 15, 2021. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 49,379,042 Class A Ordinary Shares outstanding as of November 15, 2021 as provided by the Company, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 15, 2021 are exercised.

(3)	Based on 56,585,101 outstanding Ordinary Shares, being the sum of 49,379,042 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of November 15, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 15, 2021 are exercised.

CUSIP No. G8675B 105	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,594,439(4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,594,439 (4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,594,439 (4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% of the Class A Ordinary Shares(5) (or 6.4% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 3.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing 3,594,439 restricted ADSs, representing 3,594,439 Class A Ordinary Shares held by Connion.

(5)	Based on 49,379,042 Class A Ordinary Shares outstanding as of November 15, 2021 as provided by the Company.

(6)	Based on 56,585,101 outstanding Ordinary Shares, being the sum of 49,379,042 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of November 15, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,399,282(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,399,282(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,399,282(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% of the Class A Ordinary Shares(8) (or 16.6% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 61.1% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 7,206,059 Class B Ordinary Shares and (ii) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares.

(8)	Based on 49,379,042 Class A Ordinary Shares outstanding as of November 15, 2021 as provided by the Company, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares.

(9)	Based on 56,585,101 outstanding Ordinary Shares, being the sum of 49,379,042 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of November 15, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,183(10) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,152,183(10) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,183(10) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% of the Class A Ordinary Shares(11) (or 2.0% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 0.9% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(10)	Representing 1,152,183 Class A Ordinary Shares.

(11)	Based on 49,379,042 Class A Ordinary Shares outstanding as of November 15, 2021 as provided by the Company.

(12)	Based on 56,585,101 outstanding Ordinary Shares, being the sum of 49,379,042 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of November 15, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Moocon Education Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000(13) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000(13) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000(13) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1% of the Class A Ordinary Shares(14) (or 3.5% of the total Ordinary Shares(15) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 1.6% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(13)	Representing 2,000,000 Class A Ordinary Shares.

(14)	Based on 49,379,042 Class A Ordinary Shares outstanding as of November 15, 2021 as provided by the Company.

(15)	Based on 56,585,101 outstanding Ordinary Shares, being the sum of 49,379,042 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of November 15, 2021 as provided by the Company, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Merger Termination Agreement

On November 15, 2021, Mr. Han, Kidedu Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Kidarena Merger Sub, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), Kidtech Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by Mr. Han (“Issuer”), Ascendent Capital Partners III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Sponsor,” collectively with Mr. Han, Parent, Merger Sub and Issuer, the “Buyer Group Parties”) and the Company entered into the termination and settlement agreement (the “Merger Termination Agreement”). Pursuant to the Merger Termination Agreement, the Buyer Group Parties will pay a settlement payment of US$3.53 million to the Company by November 26, 2021. Upon receipt by the Company of the full amount of the settlement payment within the aforementioned time period, the agreement and plan of merger, dated April 30, 2021, among the Company, Parent and Merger Sub (the “Merger Agreement”), pursuant to which the Company was to be merged with and into Merger Sub on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), shall be terminated, and each of the Sponsor and Mr. Han shall be deemed to have satisfied and discharged in full and be released from all of their obligations under the limited guarantees entered into by the Company and each of the Sponsor and Mr. Han.

By virtue of the termination of the Merger Agreement, the equity commitment letter, dated April 30, 2021, among Issuer, Parent, Mr. Han and the Sponsor, and the support agreements, dated April 30, 2021, entered into by Parent with each of the Reporting Persons, Talent Fortune Investment Limited, New Oriental Education & Technology Group Inc., Banyan Enterprises A Limited and Banyan Enterprises Limited (each, a “Support Agreement”, and collectively, the “Support Agreements”) shall terminate in accordance with their respective terms. As a result of the termination of the Merger Agreement, the letter of undertaking, dated April 30, 2021, executed and delivered by Mr. Han and Techedu to Banyan Enterprises Limited and Banyan Enterprises A Limited shall not take any effect in accordance with its terms.

Buyer Group Termination Agreement

Concurrently with the execution of the Merger Termination Agreement, Mr. Han, Parent, Issuer, the Sponsor and the Investor entered into a termination agreement (the “Buyer Group Termination Agreement”),  pursuant to which the consortium agreement, dated January 21, 2021 between Mr. Han and the Investor, the interim investor agreement, dated April 30, 2021 among Mr. Han, Issuer, Parent and the Investor, the personal guarantee, dated April 30, 2021, executed and delivered by Mr. Han to the Sponsor and the Investor, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect in their entirety.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Termination Agreement and the Buyer Group Termination Agreement, copies of which are attached hereto as Exhibits W and X respectively, and which are incorporated herein by reference in their entirety.

Notwithstanding the termination of the Merger, Mr. Han remains interested in acquiring the Company in a “going private” transaction and, subject to any restrictions or limitations under applicable law, he may continue to explore ways to secure adequate financing and propose another acquisition transaction to the board of directors of the Company. There can be no assurance that any offer relating to any acquisition transaction will be made by Mr. Han or any other person and, even if one is made, that any definitive agreement with respect to such transaction or any other transaction will be executed, or that such transaction or any other transaction will be approved or completed.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)    The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Following termination of the Support Agreements, the Reporting Persons shall cease to be deemed to beneficially own an aggregate of 8,674,080 Class A Ordinary Shares beneficially owned by Talent Fortune Investment Limited, New Oriental Education & Technology Group Inc., Banyan Enterprises A Limited and Banyan Enterprises Limited.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)           Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)           Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)           Not Applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Merger Termination Agreement and the Buyer Group Termination Agreement under Item 4 are incorporated herein by reference in their entirety. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Termination Agreement and the Buyer Group Termination Agreement, copies of which are attached hereto as Exhibits W and X respectively.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows.

Exhibit No.	Description

A	Joint Filing Agreement dated November 16, 2021 by and among the Reporting Persons.

W	Termination and Settlement Agreement, dated November 15, 2021, among Mr. Han, Parent, Merger Sub, the Sponsor, Issuer and the Company, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on November 15, 2021.

X	Termination Agreement, dated November 15, 2021, among Mr. Han, Parent, Issuer, the Sponsor and the Investor, incorporated herein by reference to Exhibit (d)(14) to the Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC on November 15, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2021

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Moocon Education Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Tarena International, Inc., including Class A Ordinary Shares and Class B Ordinary Shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of November 16, 2021.

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Moocon Education Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director